WORLD MOTO, INC.

131 Thailand Science Park INC-1 #214

Phahonyothin Road

Klong1, Klong Luang

Pathumthani 12120

Thailand

June 18, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	World Moto, Inc. - Registration Statement on Form S-1 (File No. 333-202651)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), World Moto, Inc. (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File Number 333-202651 (the “Registration Statement”), including all exhibits thereto, effective as of the date first set forth above.  No securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective.

The Company is requesting withdrawal of the Registration Statement because it intends to amend the terms of the financing with Redwood Management, LLC. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you are in need of additional information, please feel free to contact Mark C. Lee of Greenberg Traurig, LLP at (916) 442-1111 or via facsimile at (916) 448-1709.

Very truly yours,

/s/ Paul Giles
Paul Giles
Chief Executive Officer

cc:	Mark C. Lee, Greenberg Traurig, LLP